CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED
2004 JUL 20 A 8:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-2636

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

04035644

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dw 7/20

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 6, 2004 TSX: CRN

Cross Lake announces up to $450,000 Financing

Gordon A. Keevil, President of Cross Lake Minerals Ltd. (the "Company") is pleased to announce that the Company has arranged a brokered private placement through Canaccord Capital Corporation (the "Agent") for Cordilleran 2004 Resources Limited Partnership, of up to 3,000,000 Flow-through Units at a price of $0.15 per Flow-through Unit. Each Flow-through Unit consists of one Flow-through share and one-half Non Flow-through share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share of the Company for a term of 12 months from the date of closing at a price of $0.30 per common share.

Upon closing of the private placement, the Agent will be paid a commission consisting of 7.5% cash of the gross proceeds raised and share purchase warrants (the "Agent's Warrants") to acquire that number of common shares as is equal to 10% of the number of Flow-through Units sold pursuant to this private placement. Each Agent's Warrant entitles the Agent to acquire one common share of the Company for a term of 12 months from the date of closing at a price of $0.30 per common share.

The offering is subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approvals.

The proceeds from this offering will be used for further exploration of its gold and base metal properties in British Columbia.

For further information, please contact:

<u>Gordon A. Keevil – President</u>
(604) 687-2038 or visit our website at www.crosslakeminerals.com

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED
2004 JUL 20 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 19, 2004 **TSX: CRN**

PROPERTY ACQUISITION COMPLETED
EXPLORATION STARTS– RUDDOCK CREEK

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** ("the Company" or "Cross Lake") is pleased to announce that further to its news release of April 22, 2004, the acquisition of a 70% interest in the Ruddock Creek Property from Doublestar Resources Ltd. ("Doublestar") was closed on July 9, 2004. Pursuant to the letter agreement between the Company and Doublestar, the Company issued 150,000 shares to Doublestar and will make an initial cash payment of $10,000. The Ruddock Creek Property is located 100 km north of Revelstoke in the Kamloops and Revelstoke Mining Divisions. The Ruddock Creek Property consists of 61 claims totaling 74 units, covering an area of 1,850 hectares. Falconbridge located and explored the Ruddock Creek Property from 1960 to 1975 when a joint venture was formed with Cominco to continue exploration. Exploration programs to date include 9,317 metres of diamond drilling, aeromagnetic surveys, structural studies and limited surface and borehole geophysical surveys. The mineralization is a "Broken-Hill type" zinc-lead-silver sedimentary exhalative consisting of sphalerite, pyrrhotite, galena, pyrite and chalcopyrite hosted within siliceous calc-silicate and quartzite.

The technical disclosure below was obtained from exploration programs conducted by previous operators of the Ruddock Creek Property. This data has not been verified by the qualified person for the Company nor is the Company aware of the nature of, and any limitations on, the verification of the data by the previous operators. There are nine areas of mineralization identified on the Ruddock Creek Property to date, including the E, F, G, M, T, U, V, R and Q Zones. The E Zone has been the main focus of exploration. The E Zone, a westerly plunging isoclinal antiform, has been delineated by 34 drill holes for a length of approximately 200 metres. The mineralization is offset to the west by a shallow, westerly dipping normal fault that displaces the western section lower by approximately 300 metres. This faulted extension of the E Zone is interpreted to be confirmed by the 1975 drill hole C-75-1 that intersected 7.68% zinc and 1.53% lead over 18.9 feet. Borehole EM surveying of C-57-1 completed in 1982 confirmed a flat conductive sheet that indicates that the intersected mineralization should extend beyond this discovery hole.

Examples of the E Zone mineralization in two drill holes (E8 and E34) that pierced both limbs of the antiform and two holes (E21 and E34) that intersected the keel of the antiform, where the mineralization is thicker due to remobilization and deposition during metamorphism, are tabulated below:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Zinc (%)	Lead (%)
E8	0.4	18.5	18.1	12.90	2.42
and	49.3	62.0	12.7	13.65	1.81
E34	211.1	254.6	43.5	12.06	3.26
and	275.7	284.2	8.5	12.33	2.30
E21	182.0	287.6	105.6	12.53	2.66
E24	275.0	356.8	81.8	10.69	2.29

A preliminary mineral resource estimate based on 5,781 metres of diamond drilling by Falconbridge Limited, and 3,162 metres by Cominco suggested that an inferred resource of 1.5 million tonnes grading approximately 8.4% zinc and 1.6% lead is indicated within the drilled area of the E Zone and that a further resource of 1.2 million tonnes could be inferred to the E Zone fault. (Doublestar Resources Ltd. Annual Information Form, May 13, 2003) The resource calculations were completed before the implementation of National Instrument 43-101 and the CIM Guidelines for ore definitions and, therefore, do not meet current regulatory requirements. The Company believes that the estimates are relevant however until the Company has completed an independent reserve and resource calculation, which will conform with the regulatory requirements as outlined in NI 43-101, the Company is not able to confirm the reliability of these historical calculations nor provide additional details. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

…../Cont'd

The Company has started an exploration program to include diamond drilling of the E Zone and geophysical surveys, including borehole, to expand on the E Zone mineralization on both sides of the fault. The other eight zones of known mineralization will also be evaluated during the exploration program.

The Ruddock Creek Property is a strategic acquisition by the Company, which already has three excellent exploration properties, the LJ, Kneb and Ghost Properties in this region. All three of these Properties, which are also zinc-lead-silver prospects, also contain defined zones of mineralization and or advanced drilling targets and will be the subject of further exploration in 2004. Under the terms of the letter agreement with Doublestar, the Company must spend up to $3 million over 4 years and, in addition to the 150,000 shares already issued, issue 250,000 shares within 60 days following the end of the 2004, 2005 and 2006 exploration years, for an aggregate issuance of 750,000 shares, to earn a 60% interest and has can elect to increase its interest to 70% by spending a further $1.75 million within 24 months of making such election.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

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